Exhibit 99.1

FOR IMMEDIATE RELEASE

Another Product Group Within a Tier-1 Customer to
Use Silicom’s Edge Device for an Additional Service

Full Deployment Potential Expected to Reach Over $10M/Year

KFAR SAVA, Israel — April 29, 2019, - Silicom Ltd. (NASDAQ: SILC) today announced that an additional product group within one of its Tier-1 service provider customers has decided to replace an edge device currently supplied by another vendor with one of the Silicom uCPE models that it is currently using. The decision was based on the strength of Silicom’s underlying technology as implemented in the device, coupled with Silicom’s performance as a vendor and the relationship that has developed between Silicom and the customer.

The client is now moving forward with a process expected to lead to General Availability (GA) during Q4 2019. Initial production will begin after the successful conclusion of this process, with first production orders expected in early 2020. In parallel, the customer is planning to add new functionality to the device that will increase the rate of deployment. Once full deployment is reached, the order run-rate is expected to reach more than $10 million per year.

“We are extremely pleased that another group within this Tier 1 service provider has chosen to move one of its non-SD-WAN/NFV services to a Silicom device, replacing its previous solution with the Silicom concept that has been working so well in one of their other services,” commented Shaike Orbach, Silicom’s President and CEO.

“In massive organizations like this, whose hundreds of departments and product groups are continuously building and upgrading networks, the potential for new opportunities is virtually unlimited. We are ideally positioned to fill their edge device and other needs, with rock-solid technology, a rapid-response out-of-the-box development capability, and enthusiastic ‘champions’ within the organization. We will continue working to expand the breadth and depth of the relationship, leveraging our current success to achieve more big wins in the future,” concluded Mr. Orbach.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com